Exhibit 23.1

Consent of Independent Registered
Public Accounting Firm

We consent to the inclusion in this registration statement on Form SB-2 of our report, which includes an explanatory paragraph relating to VioQuest Pharmaceuticals, Inc.’s ability to continue as a going concern, dated February 19, 2005, on our audits of the consolidated financial statements of VioQuest Pharmaceuticals, Inc. and we consent to the inclusion in this registration statement on Form SB-2 of our report, which includes an explanatory paragraph relating to Greenwich Therapeutics, Inc.’s ability to continue as a going concern, dated June 4, 2005, on our audit of the financial statements of Greenwich Therapeutics, Inc. We also consent to the reference to our firm under the caption “Experts.”

/s/ J.H. COHN LLP

Roseland, New Jersey
November 14, 2005